EXHIBIT  11.1

STATEMENT AND COMPUTATION OF EARNINGS PER SHARE
	Three Months Ended		Three Months Ended
	March 31, 2009		March 31, 2008

		Earnings		Earnings
	Shares	Per Share	Shares	Per Share
	(in Thousands)		(in Thousands)

Basic Weighted Average Shares Outstanding	7,203	$0.11	7,192	$0.31

Diluted
Average Shares Outstanding	7,203		7,192
Common Stock Equivalents	0		0
	7,203	$0.11	7,192	$0.31